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Via Electronic Mail

March 5, 2020

Division of Corporation Finance
Attn: Staff Counsel Ronald Alper, Esq. and Brigette Lippman, Esq.
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
Washington, D. C. 20549
alperr@sec.gov and lippmannb@sec.gov

Re:	Verax Research Services, Inc. Amendment No. 3 to Its Offering Statement on Form 1-A Originally Filed June 28, 2019 File No. 024-11029

To Staff Counsel Mr. Alper and Ms. Lippman:

On or about June 28, 2019, in connection with the sale at $6.25 per share of up to 8,000,000 shares of common stock of Verax Research Services, Inc. (the “Company”), we filed the Company’s Form 1-A with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A under the Securities Act of 1933, as amended. In response to the staff’s oral comments Friday, February 28, we herewith file this Amendment No. 3 (the “Amendment”) response to the staff’s comments.

Please note that this SEC Cover Letter (being filed concurrently as a “Communication” on EDGAR) relates to Amendment No. 3 to the Form 1-A (the “Amendment”) which is also being filed concurrently on EDGAR. As relayed in Amendment No. 1, the Company has named Dalmore Group, LLC as Selling Agent/accommodating broker. Such Broker-Dealer Agreement is filed as Exhibit 3.5 to this Amendment. In addition, Dalmore has filed its compensation arrangements with FINRA seeking FINRA’s advice that it has no objections to the compensation arrangements. We will advise the staff as soon as that notification is received, expected shortly after this Amendment is filed.

Finally, as requested, the Technology Licensing Agreement relating to the Cannacopeia Database has been filed as Exhibit 6.8 to this Amendment. We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Thank you for your on-going assistance and prompt review of these materials. Should you have any questions during the course of your review, please let me know.

Kind Regards,

/s/ John E. Dolkart, Jr., Esq.
John E. Dolkart, Jr., Esq.